SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

WESTCOTT PRODUCTS CORP

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

95752H 20 1

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS:  THOMAS J. HOWELLS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:  PF

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES

7. SOLE VOTING POWER: 100,000

 BENEFICIALLY OWNED

8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER: 100,000

                                     10. SHARED DISPOSITIVE POWER: None.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 100,000

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.962%

14.

TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Westcott Products Corp., a Delaware corporation (the “Company”); 8867 South Capella Way, Sandy, UT 84093.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for Thomas J. Howells

(b)

Address: 4685 Sough Highland Drive, Suite 202, Salt Lake City, UT  84117

(c)

Principal Occupation:  Mr. Howells is currently employed by Jenson Services, Inc., a Utah corporation that provides financial consulting services and is located at 4685 South Highland Drive, Suite 202, Salt Lake City, UT 84117.

(d)

During the last five year, Mr. Howells has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the last five years, Mr. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

United States

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds:  $375.00

Item 4.  Purpose of Transaction.

Thomas Howells acquired 50,000 shares of the Company from Kent Faulkner pursuant to a Share Purchase Agreement (“SPA”) dated August 21, 2008.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Thomas Howells owns 100,000 Shares (approximately 8.962%) of the Company’s common stock.

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 100,000 shares.

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 100,000

Shared power to dispose or to direct the disposition of: 0

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  8/25/2008

/s/  Thomas J. Howells

 Thomas J. Howells